SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

BESPOKE EXTRACTS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

08634Q109

(CUSIP Number)

Niquana Noel

1316 SW 3rd court

Ft. Lauderdale, FL 33312

305-791-1080

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

12/24/20

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 08634Q109	13D

1	NAME OF REPORTING PERSONS
Niquana Noel
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

		10,000,000 (1)
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		10,000,000 (1)
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4% *
14	TYPE OF REPORTING PERSON

IN

*	Based on 229,389,621 shares of common stock outstanding as of December 16, 2020. Beneficial ownership is determined in accordance with Securities and Exchange Commission rules and generally includes voting or investment power with respect to securities, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, Niquana Noel (the “Reporting Person”) beneficially owns 10,000,000 shares of the Issuer’s common stock, which represents 4.4% of the Issuer’s issued and outstanding common stock.

(b)	The Reporting Person has sole voting and dispositive power over 10,000,000 shares of common stock of the Issuer.

(c)	On December 24, 2020, the Reporting Person sold 10,000,000 shares of the Issuer’s common stock in a private transaction for a purchase price of $0.004 per share. Other than as reported herein, the Reporting Person has not effected any transactions in securities of the Issuer during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 10,000,000 shares of common stock reported in Item 5(a).

(e)	As of December 24, 2020, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s common stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 30, 2020	/s/ Niquana Noel
Niquana Noel

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